Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-605-9475
katherine.kelly@bms.com

November 29, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2009

Filed February 19, 2010

File No. 1-1136

Dear Mr. Rosenberg:

This letter is submitted based on our discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during the teleconference on November 23, 2010 with respect to the comment letter (the “Comment Letter”) dated November 16, 2010 regarding the comment of the Staff with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).

As discussed during the teleconference, the Company acknowledges that, if, in connection with the preparation of future periodic filings, it believes that the amount of expected future research and development expenses will likely be significantly different from historical levels, the Company will disclose this expected change, consistent with the disclosures about known trends or uncertainties reasonably expected to have a material impact on results, cash flows or liquidity that are required as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company

Linda Griggs, Morgan, Lewis & Bockius LLP